Unaudited Condensed Interim

Consolidated Financial Statements

For the three months

ended

March 31, 2024

Osisko Gold Royalties Ltd Consolidated Balance Sheets (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars)

		March 31,	December 31,
		2024	2023
	Notes	$	$

Assets

Current assets

Cash	3	70,601	67,721
Short-term investments	4	9,304	8,200
Amounts receivable		4,213	6,282
Other assets		1,485	1,842
		85,603	84,045

Non-current assets

Investments in associates	5	99,385	115,651
Other investments	6	94,077	93,025
Royalty, stream and other interests	7	1,557,771	1,553,111
Goodwill		111,204	111,204
Other assets		8,615	8,951
		1,956,655	1,965,987

Liabilities

Current liabilities

Accounts payable and accrued liabilities		4,973	8,209
Dividends payable		11,154	11,121
Lease liabilities		1,150	1,122
		17,277	20,452

Non-current liabilities

Lease liabilities		6,576	6,879
Long-term debt	8	151,944	191,879
Deferred income taxes		103,917	96,279
		279,714	315,489

Equity

Share capital	9	2,106,596	2,097,691
Contributed surplus		76,580	79,446
Accumulated other comprehensive income		45,631	28,058
Deficit		(551,866)	(554,697)
		1,676,941	1,650,498
		1,956,655	1,965,987

The notes are an integral part of these unaudited condensed interim consolidated financial statements.
2

Osisko Gold Royalties Ltd Consolidated Statements of Income For the three months ended March 31, 2024 and 2023
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

		2024	2023
	Notes	$	$

Revenues	11	60,751	59,587

Cost of sales	11	(1,833)	(4,041)
Depletion	11	(11,524)	(13,495)
Gross profit		47,394	42,051

Other operating expenses
General and administrative		(6,130)	(6,209)
Business development		(1,360)	(1,496)
Operating income		39,904	34,346
Interest income		1,259	2,063
Finance costs		(3,731)	(2,870)
Foreign exchange (loss) gain		(3,250)	19
Share of loss of associates		(13,558)	(6,145)
Other gains, net	11	2,351	1,826
Earnings before income taxes		22,975	29,239
Income tax expense		(7,902)	(8,391)
Net earnings		15,073	20,848

Net earnings per share
Basic and diluted	12	0.08	0.11

The notes are an integral part of these unaudited condensed interim consolidated financial statements.
3

Osisko Gold Royalties Ltd Consolidated Statements of Comprehensive Income For the three months ended March 31, 2024 and 2023
(tabular amounts expressed in thousands of Canadian dollars)

	2024	2023
	$	$

Net earnings	15,073	20,848

Other comprehensive income (loss)

Items that will not be reclassified to the consolidated statement of income

Changes in fair value of financial assets at fair value through other comprehensive income	2,263	(1,438)
Income tax effect	(316)	2

Share of other comprehensive loss of associates	(285)	-

Items that may be reclassified to the consolidated statement of income

Currency translation adjustments	18,285	(447)

Share of other comprehensive loss of associates	(2,423)	-

Other comprehensive income (loss)	17,524	(1,883)

Comprehensive income	32,597	18,965

The notes are an integral part of these unaudited condensed interim consolidated financial statements.
4

Osisko Gold Royalties Ltd Consolidated Statements of Cash Flows For the three months ended March 31, 2024 and 2023
(tabular amounts expressed in thousands of Canadian dollars)

		2024	2023
	Notes	$	$
Operating activities
Net earnings		15,073	20,848
Adjustments for:
Share-based compensation		2,113	2,289
Depletion and amortization		11,853	13,754
Impairment of investments in associates		-	271
Changes in expected credit loss of other investments		(1,895)	-
Share of loss of associates		13,558	6,145
Change in fair value of financial assets at fair value through profit and loss		(456)	2,745
Net gain on dilution of investments		-	(4,842)
Foreign exchange loss		3,287	16
Deferred income tax expense		7,368	7,460
Other		157	36
Net cash flows provided by operating activities before changes in non-cash working capital items		51,058	48,722
Changes in non-cash working capital items	13	(681)	(3,272)
Net cash flows provided by operating activities		50,377	45,450

Investing activities
Acquisitions of short-term investments		(900)	(1,643)
Acquisitions of investments		-	(271)
Proceeds on disposal and repayment of investments		5,177	-
Other		(4)	-
Net cash flows provided by (used in) investing activities		4,273	(1,914)

Financing activities
Repayment of long-term debt, net of discount on banker's acceptances		(43,617)	(13,463)
Proceeds from the exercise of share options and shares issued under the share purchase plan		4,867	8,900
Dividends paid		(10,357)	(9,753)
Withholding taxes on settlement of restricted and deferred share units		(2,987)	(456)
Other		(388)	(212)
Net cash flows used in financing activities		(52,482)	(14,984)

Increase in cash before effects of exchange rate changes		2,168	28,552
Effects of exchange rate changes on cash		712	(16)

Net increase in cash		2,880	28,536
Cash - beginning of period		67,721	90,548
Cash - end of period	3	70,601	119,084

  Additional information on the consolidated statements of cash flows is presented in Note 13.

The notes are an integral part of these unaudited condensed interim consolidated financial statements.
5

Osisko Gold Royalties Ltd Consolidated Statement of Changes in Equity For the three months ended March 31, 2024
(tabular amounts expressed in thousands of Canadian dollars)

	Number of			Accumulated
	common		Contributed surplus	other
	shares	Share		comprehensive
	outstanding	capital		income (i)	Deficit	Total
		$	$	$	$	$

Balance - January 1, 2024	185,346,524	2,097,691	79,446	28,058	(554,697)	1,650,498

Net earnings	-	-	-	-	15,073	15,073
Other comprehensive income	-	-	-	17,524	-	17,524
Comprehensive income	-	-	-	17,524	15,073	32,597
			.	.	.
Dividends declared	-	-	-	-	(11,154)	(11,154)
Shares issued - Dividends reinvestment plan	42,011	765	-	-	-	765
Shares issued - Employee share purchase plan	4,203	82	-	-	-	82
Share options - Share-based compensation	-	-	615	-	-	615
Share options exercised	358,457	6,088	(1,269)	-	-	4,819
Restricted share units to be settled in common shares:
Share-based compensation	-	-	1,264	-	-	1,264
Settlements	133,796	1,699	(3,330)	-	(915)	(2,546)
Income tax impact	-	-	(55)	-	-	(55)
Deferred share units to be settled in common shares:
Share-based compensation	-	-	238	-	-	238
Settlements	19,351	271	(590)	-	(124)	(443)
Income tax impact	-	-	261	-	-	261
Transfer of realized loss on financial assets at fair value through other comprehensive income, net of income taxes	-	-	-	49	(49)	-
Balance - March 31, 2024	185,904,342	2,106,596	76,580	45,631	(551,866)	1,676,941

(i) As at March 31, 2024, accumulated other comprehensive income comprises items that will not be recycled to the consolidated statements of income amounting to ($8.3 million) and items that may be recycled to the consolidated statements of income amounting to $54.0 million.

The notes are an integral part of these unaudited condensed interim consolidated financial statements.
6

Osisko Gold Royalties Ltd Consolidated Statement of Changes in Equity For the three months ended March 31, 2024
(tabular amounts expressed in thousands of Canadian dollars)

	Number of			Accumulated
	common		Contributed surplus	other
	shares	Share		comprehensive
	outstanding	capital		income (i)	Deficit	Total
		$	$	$	$	$

Balance - January 1, 2023	184,037,728	2,076,070	77,295	47,435	(463,589)	1,737,211

Net earnings	-	-	-	-	20,848	20,848
Other comprehensive loss	-	-	-	(1,883)	-	(1,883)
Comprehensive (loss) income	-	-	-	(1,883)	20,848	18,965

Dividends declared	-	-	-	-	(10,160)	(10,160)
Shares issued - Dividends reinvestment plan	22,012	368	-	-	-	368
Shares issued - Employee share purchase plan	4,982	82	-	-	-	82
Share options - Share-based compensation	-	-	843	-	-	843
Share options exercised	659,515	11,056	(2,208)	-	-	8,848
Restricted share units to be settled in common shares:
Share-based compensation	-	-	1,075	-	-	1,075
Income tax impact	-	-	805	-	-	805
Deferred share units to be settled in common shares:
Share-based compensation	-	-	371	-	-	371
Income tax impact	-	-	654	-	-	654
Balance - March 31, 2023	184,724,237	2,087,576	78,835	45,552	(452,901)	1,759,062

(i) As at March 31, 2023, accumulated other comprehensive income comprises items that will not be recycled to the consolidated statements of income amounting to ($11.2 million) and items that may be recycled to the consolidated statements of income amounting to $56.7 million.

The notes are an integral part of these unaudited condensed interim consolidated financial statements.
7

Osisko Gold Royalties Ltd Notes to the Consolidated Financial Statements For the three months ended March 31, 2024 and 2023
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

1. Nature of activities

Osisko Gold Royalties Ltd and its subsidiaries (together, "Osisko" or the "Company") are engaged in the business of acquiring and managing royalties, streams and similar interests on precious metals and other commodities that fit the Company's risk/reward objectives. Osisko is a public company domiciled in the Province of Québec, Canada, whose shares trade on the Toronto Stock Exchange and the New York Stock Exchange and is constituted under the Business Corporations Act (Québec). The address of its registered office is 1100, avenue des Canadiens-de-Montréal, Suite 300, Montréal, Québec. The Company owns a portfolio of royalties, streams, offtakes, options on royalty/stream financings and exclusive rights to participate in future royalty/stream financings on various projects. The Company's main asset is a 3-5% net smelter return ("NSR") royalty on the Canadian Malartic Complex, located in Québec, Canada.

2. Basis of presentation

These unaudited condensed interim consolidated financial statements have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board ("IASB") applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting. The condensed interim consolidated financial statements should be read in conjunction with the Company's annual consolidated financial statements for the years ended December 31, 2023 and 2022, which have been prepared in accordance with IFRS Accounting Standards as issued by the IASB. The accounting policies, methods of computation and presentation applied in these unaudited condensed interim consolidated financial statements are consistent with those of the previous financial year.

Certain new accounting standards and interpretations have been published that are currently effective requirements or forthcoming requirements. These standards are not expected to have a material impact on the Company's current or future reporting periods and are therefore not discussed herein, with the exception of the amendments to IAS 1, Presentation of Financial Statements (Non-current Liabilities with Covenants), and IFRS 18, Presentation and Disclosure in Financial Statements, which are discussed below.

Amendments - IAS 1 Presentation of Financial Statements (Non-current Liabilities with Covenants)

Amendments made to IAS 1 in 2020 and 2022 clarified that liabilities are classified as either current or non-current, depending on the rights that exist at the end of the reporting period. Classification is affected by the entity's expectations or events after the reporting date (e.g. the receipt of a waiver or a breach of covenant).

Covenants of loan arrangements will not affect classification of a liability as current or non-current at the reporting date if the entity must only comply with the covenants after the reporting date. However, if the entity must comply with a covenant either before or at the reporting date, this will affect the classification as current or non-current even if the covenant is only tested for compliance after the reporting date.

The amendments require disclosures if an entity classifies a liability as non-current and that liability is subject to covenants that the entity must comply with within 12 months of the reporting date. The disclosures include:

  the carrying amount of the liability;
  information about the covenants; and
  facts and circumstances, if any, that indicate that the entity may have difficulty complying with the covenants.

The amendments also clarify what IAS 1 means when it refers to the "settlement" of a liability. Terms of a liability that could, at the option of the counterparty, result in its settlement by the transfer of the entity's own equity instrument can only be ignored for the purpose of classifying the liability as current or non-current if the entity classifies the option as an equity instrument. However, conversion options that are classified as a liability must be considered when determining the current/non-current classification of a convertible note.

The amendments must be applied retrospectively in accordance with the normal requirements in IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors and are effective for annual reporting periods beginning on or after January 1, 2024. These amendments did not have an impact on the Company's consolidated financial statements for the three months ended March 31, 2024.

8

Osisko Gold Royalties Ltd Notes to the Consolidated Financial Statements For the three months ended March 31, 2024 and 2023
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

2. Basis of presentation (continued)

IFRS 18 - Presentation and Disclosure in Financial Statements

In April 2024, the IASB issued IFRS 18, the new standard on presentation and disclosure in financial statements, with a focus on updates to the statement of profit or loss. IFRS 18 was issued in response to investors' concerns about the comparability and transparency of entities' performance reporting. The new requirements introduced in IFRS 18 will help to achieve comparability of the financial performance of similar entities, especially related to how 'operating profit or loss' is defined. The new disclosures required for some management-defined performance measures will also enhance transparency. The key new concepts introduced in IFRS 18 relate to:

  the structure of the statement of profit or loss;
  required disclosures in the financial statements for certain profit or loss performance measures that are reported outside an entity's financial statements (that is, management-defined performance measures); and
  enhanced principles on aggregation and disaggregation which apply to the primary financial statements and notes in general.

IFRS 18 will replace IAS 1; many of the other existing principles in IAS 1 are retained, with limited changes. IFRS 18 will not impact the recognition or measurement of items in the financial statements, but it might change what an entity reports as its 'operating profit or loss'.

IFRS 18 will apply for reporting periods beginning on or after January 1, 2027 and also applies to comparative information. Management has not yet evaluated the impact that this new standard will have on its consolidated financial statements.

3. Cash

As at March 31, 2024 and December 31, 2023, the consolidated cash position was as follows:

	March 31,	December 31,
	2024	2023
	$	$

Cash held in Canadian dollars	21,293	42,163
Cash held in U.S. dollars (i)	49,308	25,558
Total cash	70,601	67,721

(i) Cash held in U.S. dollars amounted to US$36.4 million as at March 31, 2024 (US$19.3 million as at December 31, 2023

4. Short-term investments

As at March 31, 2024, short-term investments were comprised of a US$6.9 million ($9.3 million) note receivable from an associate, bearing an interest rate of 18.5% and having a maturity date of May 31, 2024. The note receivable is secured by the assets of the associate.

9

Osisko Gold Royalties Ltd Notes to the Consolidated Financial Statements For the three months ended March 31, 2024 and 2023
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

5. Investments in associates

	Three months ended	Year ended
	March 31, 2024	December 31, 2023
	$	$

Balance - Beginning of period	115,651	319,763
Acquisitions	-	271
Disposals	-	(127,931)
Share of (loss) income, net (i)	(13,558)	7,925
Share of other comprehensive loss	(2,708)	(6,795)
Net gain on ownership dilution	-	4,842
Loss on disposal and deemed disposal	-	(10,494)
Transfers to other investments	-	(7,159)
Impairments	-	(64,771)
Balance - End of period	99,385	115,651

(i) The net share of income or loss is adjusted to the extent that management is aware of material events that affect the associates' net income or loss during the period where earnings in equity accounted for investments are recorded on up-to a 3-month lag basis, which is the case for the investment in Osisko Development Corp. ("Osisko Development"). The Company recorded estimated adjustments and impairments on its investment in Osisko Development of $64.5 million in the fourth quarter of 2023. During the three months ended March 31, 2024, the Company adjusted its share of recorded fourth quarter losses of Osisko Development for the impairment previously estimated and recorded against the investment in 2023.

6. Other investments

	Three months ended March 31, 2024	Year ended December 31, 2023
	$	$
Fair value through profit or loss (warrants and convertible instruments)
Balance - Beginning of period	8,949	24,217
Disposal	-	(5,000)
Interest capitalized	-	2,888
Change in fair value	456	(13,156)
Balance - End of period	9,405	8,949

Fair value through other comprehensive income (common shares)
Balance - Beginning of period	84,076	18.337
Acquisitions	-	53,008
Transfer from associates	-	7,159
Change in fair value	2,263	5,915
Disposals	(3,282)	(28)
Foreign exchange revaluation impact	1,615	(315)
Balance - End of period	84,672	84,076

Amortized cost (notes)
Balance - Beginning of period	-	30,950
Change in allowance for expected credit loss and write-offs	1,895	(30,615)
Repayment	(1,895)	-
Foreign exchange revaluation impact	-	(335)
Balance - End of period	-	-

Total	94,077	93,025

10

Osisko Gold Royalties Ltd Notes to the Consolidated Financial Statements For the three months ended March 31, 2024 and 2023
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

6. Other investments (continued)

Other investments comprise common shares, warrants and convertible instruments, mostly from publicly traded companies in Canada and in the United States of America, as well as loans receivable (notes) from certain associates (private companies), which are fully provisioned as of March 31, 2024.

7. Royalty, stream and other interests

		Three months ended March 31, 2024
	Royalty interests	Stream interests	Offtake interests	Total
	$	$	$	$

Balance - January 1	919,663	619,201	14,247	1,553,111
Depletion	(5,534)	(5,990)	-	(11,524)
Currency conversion adjustments	2,883	12,953	348	16,184

Balance - March 31	917,012	626,164	14,595	1,557,771

Producing
Cost	644,313	785,590	-	1,429,903
Accumulated depletion and impairment	(454,872)	(316,477)	-	(771,349)
Net book value - March 31	189,441	469,113	-	658,554

Development
Cost	418,434	191,265	33,260	642,959
Accumulated depletion and impairment	(868)	(54,750)	(28,242)	(83,860)
Net book value - March 31	417,566	136,515	5,018	559,099

Exploration and evaluation
Cost	320,374	21,245	9,577	351,196
Accumulated depletion and impairment	(10,369)	(709)	-	(11,078)
Net book value - March 31	310,005	20,536	9,577	340,118

Total net book value - March 31	917,012	626,164	14,595	1,557,771

11

Osisko Gold Royalties Ltd Notes to the Consolidated Financial Statements For the three months ended March 31, 2024 and 2023
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

7. Royalty, stream and other interests (continued)

		Year ended December 31, 2023
	Royalty interests	Stream interests	Offtake interests	Total
	$	$	$	$

Balance - January 1	879,075	484,590	14,588	1,378,253
Additions	76,472	214,636	-	291,108
Depletion	(24,016)	(32,377)	-	(56,393)
Impairments	(9,000)	(38,619)	-	(47,619)
Currency conversion adjustments	(2,868)	(9,029)	(341)	(12,238)

Balance - December 31	919,663	619,201	14,247	1,553,111

Producing
Cost	643,350	772,600	-	1,415,950
Accumulated depletion and impairment	(449,099)	(307,531)	-	(756,630)
Net book value - December 31	194,251	465,069	-	659,320

Development
Cost	407,121	187,528	32,465	627,114
Accumulated depletion and impairment	(853)	(53,441)	(27,566)	(81,860)
Net book value - December 31	406,268	134,087	4,899	545,254

Exploration and evaluation
Cost	329,209	20,737	9,348	359,294
Accumulated depletion and impairment	(10,065)	(692)	-	(10,757)
Net book value - December 31	319,144	20,045	9,348	348,537

Total net book value - December 31	919,663	619,201	14,247	1,553,111

12

Osisko Gold Royalties Ltd Notes to the Consolidated Financial Statements For the three months ended March 31, 2024 and 2023
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

8. Long-term debt

The summary of the long-term debt is as follows:

	March 31,	December 31,
	2024	2023
	$	$

Revolving credit facility	151,950	192,099
Unamortized discount on banker's acceptances	(6)	(220)
Long-term debt, net of discount on banker's acceptances	151,944	191,879
Current portion	-	-
Non-current portion	151,944	191,879
	151,944	191,879

Revolving credit facility

A total amount of $550.0 million is available under the credit facility (the "Facility"), with an additional uncommitted accordion of up to $200.0 million (for a total availability of up to $750.0 million).

In April 2024, the maturity date of the Facility was extended from September 29, 2026 to April 30, 2028. The uncommitted accordion is subject to acceptance by the lenders. The Facility is to be used for general corporate purposes and investments in the mineral industry, including the acquisition of royalties, streams and other interests. The Facility is secured by the Company's assets.

The Facility is subject to standby fees. Funds drawn bear interest based on the base rate, prime rate or secured overnight financing rate ("SOFR"), plus an applicable margin depending on the Company's leverage ratio. During the three months ended March 31, 2024, the Company repaid a total amount of $43.6 million on the Facility. As at March 31, 2024, the effective interest rate on the drawn balance was 7.1%, including the applicable margin.

The Facility includes covenants that require the Company to maintain certain financial ratios, including the Company's leverage ratios and meet certain non-financial requirements. As at March 31, 2024, all such ratios and requirements were met.

9. Share capital

Shares

Authorized

Unlimited number of common shares, without par value

Unlimited number of preferred shares, issuable in series

Issued and fully paid

185,904,342 common shares

Normal Course Issuer Bid

In December 2023, Osisko renewed its normal course issuer bid ("NCIB") program. Under the terms of the NCIB program, Osisko may acquire up to 9,258,298 of its common shares from time to time in accordance with the normal course issuer bid procedures of the TSX. Repurchases under the 2023 NCIB program are authorized from December 12, 2023 until December 11, 2024. Daily purchases will be limited to 94,834 common shares, other than block purchase exemptions.

During the three months ended March 31, 2024, the Company did not purchase any common shares under the NCIB program.

13

Osisko Gold Royalties Ltd Notes to the Consolidated Financial Statements For the three months ended March 31, 2024 and 2023
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

9. Share capital (continued)

Dividends

On February 20, 2024, the Board of Directors declared a quarterly dividend of $0.06 per common share paid on April 15, 2024 to shareholders of record as of the close of business on March 28, 2024. Total dividends payable amounted to $11.2 million, including $1.0 million payable in shares through the dividend reinvestment program (47,415 common shares were issued on April 15, 2024 at a discount rate of 3%).

10. Share-based compensation

Share options

The Company offers a share option plan to its officers, management and employees.

The following table summarizes information about the movement of the share options outstanding:

	Three months ended March 31, 2024		Year ended December 31, 2023
		Weighted		Weighted
	Number of	average	Number of	average
	options	exercise price	options	exercise price
		$		$
Balance - Beginning of period	3,122,006	14.50	3,511,922	13.55
Granted (i)	274,100	18.55	728,700	18.08
Exercised	(358,457)	13.44	(938,615)	13.47
Forfeited / Cancelled	-	-	(171,335)	15.95
Expired	(6)	13.93	(8,666)	13.50
Balance - End of period	3,037,643	14.99	3,122,006	14.50
Options exercisable - End of period	2,025,743	14.12	1,920,804	13.66

(i) Options were granted to officers, management and employees.

The weighted average share price when share options were exercised during the three months ended March 31, 2024 was $20.14 ($19.56 for the year ended December 31, 2023).

The following table summarizes the share options outstanding as at March 31, 2024:

		Options outstanding		Options exercisable
			Weighted
			average
		Weighted	remaining		Weighted
Exercise		average	contractual		average
price range	Number	exercise price	life (years)	Number	exercise price
$		$			$
12.70 - 14.50	2,029,377	13.43	2.1	1,638,910	13.24
15.97 - 21.64	1,008,266	18.13	4.4	386,833	17.88
	3,037,643	14.99	2.8	2,025,743	14.12

14

Osisko Gold Royalties Ltd Notes to the Consolidated Financial Statements For the three months ended March 31, 2024 and 2023
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

10. Share-based compensation (continued)

Share options (continued)

The options, when granted, are accounted for at their fair value determined by the Black-Scholes option pricing model based on the vesting period and on the following weighted average assumptions:

	Three months ended March 31, 2024	Year ended December 31, 2023
Dividend per share	1.3%	1.5%
Expected volatility	38%	41%
Risk-free interest rate	3.8%	3.8%
Expected life	45 months	47 months
Weighted average share price	$18.55	$18.08
Weighted average fair value of options granted	$5.62	$5.88

The expected volatility was estimated using Osisko's historical data from the date of grant and for a period corresponding to the expected life of the options. Share options are exercisable at the closing market price of the common shares of the Company on the day prior to their grant.

The fair value of the share options is recognized as compensation expense over the vesting period. During the three months ended March 31, 2024, the total share-based compensation related to share options amounted to $0.6 million ($0.8 million during the three months ended March 31, 2023).

Deferred and restricted share units

The Company offers a deferred share units ("DSU") plan and a restricted share units ("RSU") plan, which allow DSU and RSU to be granted to directors, officers and/or employees as part of their long-term compensation package.

The following table summarizes information about the DSU and RSU movements:

	Three months ended March 31, 2024		Year ended December 31, 2023
	DSU (i)	RSU (ii)	DSU (i)	RSU (ii)

Balance - Beginning of period	414,278	717,105	429,575	852,803
Granted	10,420	293,100	56,895	235,540
Reinvested dividends	1,273	2,215	5,545	10,836
Settled	(42,095)	(231,048)	(69,678)	(298,313)
Forfeited	(5,604)	(18,990)	(8,059)	(83,761)
Balance - End of period	378,272	762,382	414,278	717,105
Balance - Vested	324,124	-	365,098	-

(i) Unless otherwise decided by the Board of Directors of the Company, the DSU vest the day prior to the next annual general meeting and are payable in common shares, cash or a combination of common shares and cash, at the sole discretion of the Company, to each non-executive director when he or she leaves the board or is not re-elected. The value of the payout is determined by multiplying the number of DSU expected to vest at the settlement date by the closing price of the Company's shares on the day prior to the grant date. The fair value is recognized over the vesting period. On the settlement date, one common share will be issued for each DSU, after deducting any income taxes payable on the benefit earned by the director that must be remitted by the Company to the tax authorities. The DSU granted in 2024 have a weighted average value of $19.20 per DSU ($21.16 per DSU in 2023).

15

Osisko Gold Royalties Ltd Notes to the Consolidated Financial Statements For the three months ended March 31, 2024 and 2023
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

10. Share-based compensation (continued)

Deferred and restricted share units (continued)

(ii) One half of the RSU is time-based (the "time-based RSU") and the other half depends on the achievement of certain performance measures (the "performance-based RSU"). The time-based RSU granted prior to 2024 vest and are payable three years after the grant date. The time-based RSU granted in 2024 vest and are payable 1/3 at each anniversary of the grant date. The performance-based RSU vest and are payable three years after the grant date. The RSU are payable in common shares, cash or a combination of common shares and cash, at the sole discretion of the Company. The value of the payout is determined by multiplying the number of RSU expected to vest at the settlement date by the closing price of the Company's shares on the day prior to the grant date. The fair value is recognized over the vesting period and is adjusted for the performance-based components, when applicable. On the settlement date, one common share is issued for each vested RSU, after deducting any income taxes payable on the benefit earned by the employee that must be remitted by Osisko to the tax authorities. The RSU granted in 2024 have a weighted average value of $18.62 per RSU ($17.87 per RSU in 2023).

The total share-based compensation expense related to the DSU and RSU plans for the three months ended March 31, 2024 amounted to $1.5 million ($1.4 million for the three months ended March 31, 2023).

Based on the closing price of the common shares at March 31, 2024 ($22.23), and considering a marginal income tax rate of 53.3%, the estimated amount that Osisko is expected to transfer to the tax authorities to settle the employees' tax obligations related to the vested DSU and RSU to be settled in equity amounts to $3.8 million ($3.7 million as at December 31, 2023) and to $13.5 million based on all DSU and RSU outstanding ($11.4 million as at December 31, 2023).

11. Additional information on the consolidated statements of income

	2024	2023
	$	$
Revenues

Royalty interests	44,544	39,178
Stream interests	16,207	20,409
	60,751	59,587

Cost of sales

Royalty interests	105	135
Stream interests	1,728	3,906
	1,833	4,041

Depletion

Royalty interests	5,534	6,848
Stream interests	5,990	6,647
	11,524	13,495

Other gains, net

Change in fair value of financial assets at fair value through profit and loss	456	(2,745)
Net gain on dilution of investments in associates	-	4,842
Impairment of investment in associates	-	(271)
Change in allowance for expected credit loss of other investments	1,895	-
	2,351	1,826

16

Osisko Gold Royalties Ltd Notes to the Consolidated Financial Statements For the three months ended March 31, 2024 and 2023
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

12. Net earnings per share

	2024	2023
	$	$

Net earnings	15,073	20,848

Basic weighted average number of common shares outstanding (in thousands)	185,761	184,429
Dilutive effect of share options	728	724
Dilutive effect of RSU and DSU	381	541
Diluted weighted average number of common shares	186,870	185,694

Net earnings per share
Basic and diluted	0.08	0.11

For the three months ended March 31, 2024, 0.6 million share options (0.5 million share options for the three months ended March 31, 2023) were excluded from the computation of diluted earnings per share as their effect was anti-dilutive.

13. Additional information on the consolidated statements of cash flows

	2024	2023
	$	$

Interests received measured using the effective rate method	1,573	1,431
Interests paid on long-term debt	3,516	2,728
Income taxes paid	534	931

Changes in non-cash working capital items
Decrease (increase) in amounts receivable	2,069	(59)
Decrease (increase) in other current assets	357	(655)
Decrease in accounts payable and accrued liabilities	(3,107)	(2,558)
	(681)	(3,272)

17

Osisko Gold Royalties Ltd Notes to the Consolidated Financial Statements For the three months ended March 31, 2024 and 2023
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

14. Fair value of financial instruments

The following table provides information about financial assets and liabilities measured at fair value in the consolidated balance sheets and categorized by level according to the significance of the inputs used in making the measurements.

Level 1- Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2- Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices); and

Level 3- Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

			March 31, 2024
	Level 1	Level 2	Level 3	Total
	$	$	$	$
Recurring measurements

Financial assets at fair value through profit or loss (i)
Warrants on equity securities and convertible notes
Publicly traded mining companies
Precious metals	-	-	9,308	9,308
Other minerals	72	-	26	98
Financial assets at fair value through other comprehensive income (i)
Equity securities
Publicly traded mining companies
Precious metals	3,881	-	199	4,080
Other minerals (ii)	80,591	-	-	80,591
	84,544	-	9,533	94,077

			December 31, 2023
	Level 1	Level 2	Level 3	Total
	$	$	$	$
Recurring measurements

Financial assets at fair value through profit or loss (i)
Warrants on equity securities and convertible notes
Publicly traded mining companies
Precious metals	-	-	8,870	8,870
Other minerals	43	-	36	79
Financial assets at fair value through other comprehensive income (i)
Equity securities
Publicly traded mining companies
Precious metals	3,555	-	199	3,754
Other minerals (ii)	80,322	-	-	80,322
	83,920	-	9,105	93,025

(i) On the basis of its analysis of the nature, characteristics and risks of equity securities, the Company has determined that presenting them by industry and type of investment is appropriate.

(ii) Equity securities classified under other minerals are mostly related to copper.

18

Osisko Gold Royalties Ltd Notes to the Consolidated Financial Statements For the three months ended March 31, 2024 and 2023
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

14. Fair value of financial instruments (continued)

During the three months ended March 31, 2024 and 2023, there were no transfers among Level 1, Level 2 and Level 3.

The following table presents the changes in the Level 3 investments (comprised of warrants and convertible instruments) for the three months ended March 31, 2024 and 2023:

	2024	2023
	$	$

Balance - January 1	9,105	26,903
Change in fair value - investments held at the end of the period (i)	428	383
Balance - March 31	9,533	27,286

(i)  Recognized in the consolidated statements of income under other gains, net.

The fair value of the financial instruments classified as Level 3 depends on the nature of the financial instruments.

The fair value of the warrants on equity securities and the convertible instruments of publicly traded mining exploration and development companies, classified as Level 3, is determined using directly or indirectly the Black-Scholes option pricing model. The main non-observable input used in the model is the expected volatility. An increase/decrease in the expected volatility used in the models of 10% would have resulted in an insignificant variation of the fair value of the warrants and convertible instruments as at March 31, 2024 and December 31, 2023.

Financial instruments not measured at fair value on the consolidated balance sheets

Financial instruments that are not measured at fair value on the consolidated balance sheets are represented by cash, short-term investments, revenues receivable from royalty, stream and other interests, other receivables, notes receivable, accounts payable and accrued liabilities and long-term debt. The fair values of cash, short-term investments, revenues receivable from royalty, stream and other interests, other receivables and accounts payable and accrued liabilities approximate their carrying values due to their short-term nature. The carrying value of the liability under the revolving credit facility approximates its fair value given that the credit spread is similar to the credit spread the Company would obtain under similar conditions at the reporting date. The fair values of the non-current notes approximate their carrying values as there were no significant changes in economic and risk parameters or assumptions related to the instruments since these financial instruments have been fully provisioned.

19

Osisko Gold Royalties Ltd Notes to the Consolidated Financial Statements For the three months ended March 31, 2024 and 2023
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

15. Segment disclosure

The President and Chief Executive Officer (chief operating decision-maker) organizes and manages the business under a single operating segment, consisting of acquiring and managing precious metals and other royalties, streams and other interests. All of the Company's assets, liabilities, revenues, expenses and cash flows are attributable to this single operating segment. The following tables present segmented information for this single segment.

Geographic revenues

Geographic revenues from the sale of precious metals and other commodities received or acquired from in-kind royalties, streams and other interests are determined by the location of the mining operations giving rise to the royalty, stream or other interest. For the three months ended March 31, 2024 and 2023, royalty, stream and other interest revenues were earned from the following jurisdictions:

	North America (i)	South America	Australia	Africa	Europe	Total
	$	$	$	$	$	$

2024

Royalties	44,247	250	47	-	-	44,544
Streams	2,125	8,258	3,307	-	2,517	16,207

	46,372	8,508	3,354	-	2,517	60,751

2023

Royalties	38,285	381	23	489	-	39,178
Streams	9,741	8,293	-	-	2,375	20,409

	48,026	8,674	23	489	2,375	59,587

(i) 90% of North America's revenues were generated from Canada during the three months ended March 31, 2024 (90% during the three months ended March 31, 2023).

For the three months ended March 31, 2024, two royalty and stream interests generated revenues of $34.6 million (three royalty and stream interests generated revenues of $35.8 million for the three months ended March 31, 2023), which represented 57% of revenues (60% of revenues for the three months ended March 31, 2023), including one royalty interest that generated revenues of $26.4 million ($20.5 million for the three months ended March 31, 2023).

For the three months ended March 31, 2024, revenues generated from precious metals represented almost 100% of total revenues. For the three months ended March 31, 2023, revenues generated from precious metals and diamonds represented 87% and 12% of total revenues, respectively.

20

Osisko Gold Royalties Ltd Notes to the Consolidated Financial Statements For the three months ended March 31, 2024 and 2023
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

15. Segment disclosure (continued)

Geographic net assets

The following table summarizes the royalty, stream and other interests by jurisdiction, as at March 31, 2024 and December 31, 2023, which is based on the location of the properties related to the royalty, stream or other interests:

	North America (i)	South America	Australia	Africa	Asia	Europe	Total
	$	$	$	$	$	$	$

March 31, 2024

Royalties	636,179	182,899	11,257	71,809	-	14,868	917,012
Streams	187,687	164,526	196,930	-	30,216	46,805	626,164
Offtakes	-	-	9,576	-	5,019	-	14,595

	823,866	347,425	217,763	71,809	35,235	61,673	1,557,771

December 31, 2023

Royalties	638,871	182,858	11,257	71,809	-	14,868	919,663
Streams	185,912	163,149	194,267	-	29,494	46,379	619,201
Offtakes	-	-	9,348	-	4,899	-	14,247

	824,783	346,007	214,872	71,809	34,393	61,247	1,553,111

(i) 80% of North America's net interests are located in Canada as at March 31, 2024 (80% as at December 31, 2023).

16. Related party transactions

As at March 31, 2024, notes receivable from associates of US$6.9 million ($9.3 million) are included in short-term investments (US$6.2 million ($8.2 million) as at December 31, 2023).

17. Subsequent events

Revolving credit facility

Subsequently to March 31, 2024, the Company repaid a total amount of $18.6 million on its revolving credit facility and extended the maturity date from September 29, 2026 to April 30, 2028.

Dividend

On May 8, 2024, the Board of Directors declared a quarterly dividend of $0.065 per common share payable on July 15, 2024 to shareholders of record as of the close of business on June 28, 2024.

21